As filed with the Securities and Exchange Commission on January 15, 2019

File No. 812-14956

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

BLACKROCK CREDIT STRATEGIES FUND, BLACKROCK ADVISORS, LLC AND BLACKROCK INVESTMENTS, LLC

AMENDED AND RESTATED APPLICATION PURSUANT

TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS

AMENDED (THE “ACT”), FOR AN ORDER GRANTING EXEMPTIONS

FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,

PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT

FOR AN ORDER GRANTING EXEMPTION

FROM RULE 23c-3 UNDER THE ACT,

AND PURSUANT TO SECTION 17(d) OF THE ACT

AND RULE 17d-1 THEREUNDER.

Written or oral communications regarding this Application

should be addressed to:

Janey Ahn, Esq.

BlackRock Advisors, LLC

55 East 52nd Street

New York, New York 10055

1-800-441-7762

With copies of written communications to:

Thomas A. DeCapo, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, MA 02116

(617) 573-4800

This Application (including Exhibits)

Consists of 22 pages.

EXHIBITS

Exhibit A	-	Resolutions of the Sole Trustee of BlackRock Credit Strategies Fund

Exhibit B	-	Verifications of BlackRock Credit Strategies Fund, BlackRock Advisors, LLC, and BlackRock Investments, LLC

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

BLACKROCK CREDIT STRATEGIES FUND

BLACKROCK ADVISORS, LLC

BLACKROCK INVESTMENTS, LLC

Investment Company Act of 1940

File No. 812-14956

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING EXEMPTION FROM RULE 23c-3 UNDER THE ACT, AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER.

I. THE PROPOSAL

The BlackRock Credit Strategies Fund (the “Fund”) is a registered closed-end management investment company, advised by BlackRock Advisors, LLC (the “Advisor”) and distributed by BlackRock Investments, LLC (the “Distributor,” and together with the Fund and the Advisor, the “Applicants”).1

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act, (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 of the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Fund to issue multiple classes of shares and to impose early withdrawal charges (“EWCs”) and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Advisor, the Distributor or any entity controlling, controlled by, or under common control with the Advisor or Distributor, or any successor in interest to any such entity,2 acts as investment

[1]

Each Applicant shall rely exclusively on the relief, if granted, under the condition set forth herein. If the relief requested herein is granted, the Applicants shall not rely on the existing order set forth in Investment Co. Act Rel. No. 30182 dated August 28, 2012, granting relief to BlackRock Preferred Partners LLC, BlackRock Advisors, LLC and BlackRock Investments, LLC or any current or future amendments thereto (the “Preferred Partners Relief”). Nothing contained herein shall preclude the Applicants from relying on the Preferred Partners Relief until such time as relief requested herein may be granted. Applicants further request that the requested order supersede and replace the Preferred Partners Relief, with the result that no person will continue to rely on the Preferred Partners Relief if the requested order is granted.

[2]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

manager, adviser or principal underwriter and which operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares through tender offers conducted pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) (each, a “Periodic Repurchase Fund,” and together with the Fund, the “Periodic Repurchase Funds”). Any of the Periodic Repurchase Funds relying on this relief in the future will do so in a manner consistent with the terms and conditions of this application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Fund will continuously offer common shares to the public and, if the requested relief is granted, the Fund may continuously offer additional classes of shares, with each class having its own fee and expense structure. Additional offerings by any Periodic Repurchase Fund relying on the Order may be on a private placement or public offering basis. It is not currently expected that shares of the Fund will be listed on any securities exchange, nor quoted on any quotation medium, and the Fund does not expect there to be a secondary trading market for its shares.

The Fund will initially offer only one share class at net asset value (“NAV”) (the “Initial Class”). The Initial Class will not be subject to any sales load, distribution fees or service fees. If the relief requested herein is granted, the Fund intends to commence offering a second class of shares (the “Second Class”). The Second Class will be subject to a sales load as set forth in the prospectus and a distribution fee and servicing fee that will accrue at the rate set forth in the prospectus. A portion of the fee is a shareholder service fee and the remaining portion is a distribution fee. The Fund does not currently intend to impose an EWC, but may do so in the future.

The Fund does not currently intend to impose a repurchase fee on either the Initial Class or the Second Class. It is possible that a repurchase fee of up to two percent may be added in the future to the Initial Class and the Second Class, in addition to any EWC, and that subsequent classes of shares may also include such a repurchase fee, in addition to any EWC. A repurchase fee would be payable to the Fund in order to compensate long term shareholders for expenses related to short-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations. Repurchase fees, if charged, will equally apply to all classes of shares of a Periodic Repurchase Fund, consistent with Section 18 of the Act and Rule 18f-3 thereunder. The Fund may also determine that any such repurchase fee will only be imposed on a shareholder’s repurchase proceeds if the interval between the date of the purchase of shares and the valuation date with respect to the repurchase of such shares is less than a specified period (for example, one year). To the extent that a Periodic Repurchase Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the Act as if the repurchase fee were a contingent deferred sales load (“CDSL”) and as if the Periodic Repurchase Fund were an open-end investment company and the Periodic Repurchase Fund’s waiver of, scheduled variation in, or elimination of, any such repurchase fee will apply uniformly to all shareholders of the Periodic Repurchase Fund regardless of class. If the requested relief is granted, the Fund may continuously offer one or more classes of shares in addition to the Initial Class that may have a front-end sales load, EWC and/or asset-based distribution or servicing fees. The Fund and other Periodic Repurchase Funds may in the future offer additional classes of shares and/or another sales charge structure. The Applicants represent that any asset-based service and distribution and/or service fees for each class of shares of the Periodic Repurchase Funds will comply with the provisions of FINRA Rule 2341(d) (the “FINRA Sales Charge Rule”).

II. STATEMENT OF FACTS

A.	BlackRock Credit Strategies Fund

The Fund is a Delaware statutory trust registered under the Act as a non-diversified, closed-end management investment company. The Fund seeks to provide high income and attractive risk-adjusted return.

Under normal conditions, the Fund intends to invest at least 80% of its managed assets in fixed-income securities, with an emphasis on public and private corporate credit. The Fund may invest without limit in fixed-income securities across several investment sectors, including, but not limited to: fixed-income securities rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”), investment grade corporate bonds, fixed-income securities issued by governmental entities (including supranational entities), their agencies and instrumentalities, mezzanine investments, collateralized loan obligations, bank loans, mortgage-related and asset-backed securities and other fixed and floating or variable rate obligations. The Fund may invest in such fixed-income securities of issuers located in the United States and non-U.S. countries, including emerging market countries.

The Fund intends to invest across multiple credit sectors and employ multiple strategies. The Fund is not required to invest in each investment sector at all times, and its investment in each investment sector may vary over time. As part of its strategy, the Fund will seek to invest in select less liquid or illiquid private credit investments, generally involving corporate borrowers, that the Advisor believes present the potential for higher yield and capital appreciation versus more liquid portions of the Fund’s portfolio.

The Fund has adopted a fundamental policy to repurchase a specified percentage of its shares (no less than 5%) at net asset value on a quarterly basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act. Each of the Periodic Repurchase Funds will likewise adopt fundamental investment policies in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders, or provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act.3 Any repurchase offers made by a Periodic Repurchase Fund will be made to all holders of shares of such Fund.

[3]

Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act of 1933, as amended.

Each Periodic Repurchase Fund may offer its shareholders an exchange feature under which the shareholders of the Periodic Repurchase Fund may, in connection with such Periodic Repurchase Fund’s periodic repurchase offers, exchange their shares of the Periodic Repurchase Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act or Rule 13e-4 under the Exchange Act and continuously offer their shares at net asset value, that are in the Periodic Repurchase Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Periodic Repurchase Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Periodic Repurchase Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Periodic Repurchase Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Periodic Repurchase Fund will treat an EWC as if it were a CDSL. A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, the EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to the Periodic Repurchase Fund to compensate long term shareholders for the expenses related to short term investors in light of the Periodic Repurchase Fund’s generally long term investment horizon and investment operations.

B.	BlackRock Advisors, LLC

The Advisor is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as investment adviser to the Fund pursuant to an investment management agreement (the “Investment Management Agreement”) between the Advisor and the Fund. The Investment Management Agreement has been approved by the Board of Trustees of the Fund, including a majority of the directors who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Fund and by the Fund’s original sole shareholder, in the manner required by Sections 15(a)( and (c) of the Act. Additional registered investment advisers may, subject to the applicable requirements of the Act, serve as sub-advisers to the Fund. The Advisor is a wholly owned subsidiary of BlackRock, Inc. (“BlackRock”). The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Management Agreement. Under the terms of the Investment Management Agreement, and subject to the authority of the Board of Trustees, the Advisor will be responsible for the management of the Fund’s portfolio and will provide the necessary personnel, facilities, equipment and certain other services necessary to the operation of the Fund. The Advisor is located at 100 Bellevue Parkway, Wilmington, Delaware 19809.

C.	BlackRock Investments, LLC

The Distributor, an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) of the Advisor, will serve as the principal underwriter and distributor of the shares of the Fund pursuant to a distribution contract (the “Distribution Contract”) between the Distributor and the Fund. The Distributor is a wholly owned subsidiary of BlackRock. The Distributor will offer and sell shares in the initial public offering of the Fund and will continue to sell shares of the Fund on a continuous basis. The Distributor may provide the same or similar services to other Periodic Repurchase Funds. The Distributor, located at 40 East 52nd Street, New York, NY 10022, is a broker-dealer registered under the Exchange Act and is a member of FINRA.

D.	Other Provisions

From time to time the Periodic Repurchase Funds may create additional classes of shares, the terms of which may differ from the initial class pursuant to and in compliance with Rule 18f-3 under the Act. Each Periodic Repurchase Fund will allocate expenses incurred by it among the various classes of shares based on the net assets of that Periodic Repurchase Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), services fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Periodic Repurchase Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors’ fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees’ fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, services and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Periodic Repurchase Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

III. EXEMPTIONS REQUESTED

A.	The Multi-Class System

Applicants request exemptive relief to the extent that a Periodic Repurchase Fund’s issuance and sale of multiple classes of common stock might be deemed to result in the issuance of a class of “senior security”4 within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

B.	Early Withdrawal Charge

The Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Periodic Repurchase Funds.

C.	Asset-Based Distribution and/or Service Fees

The Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Periodic Repurchase Fund to pay asset-based distribution and service fees.

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

[4]

Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Investment Company Rel. No. 20915 (Feb. 23, 1995) at n. 17 and accompanying text.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the Act and Rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V. DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.5 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.6

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.7 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.8 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

[5]	SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.
[6]	Id. at 424.
[7]	Id. at 439-40.
[8]	Id. at 424.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.9 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.10

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.11 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Funds seek relief. Since 1998, the Commission granted relief to, among others, the following closed-end investment companies to issue multiple classes of shares, to impose EWCs and to impose distribution and service fees, e.g., OFI Carlyle Private Credit Fund; Pioneer ILS Interval Fund; Angel Oak Strategic Credit Fund; The Relative Value Fund; and Blackstone / GSO Floating Rate Enhanced Income Fund.12

B.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act

Applicants request exemptive relief to the extent that a Periodic Repurchase Fund’s issuance and sale of multiple classes of common stock might be deemed to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it

[9]	Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).
[10]

Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[11]	Protecting Investors at 439-40; Proposing Release at 27.
[12]

See OFI Carlyle Private Credit Fund and OC Private Capital, LLC, Investment Co. Act Rel. No. 33168 (July 24, 2018) (Notice) and Investment Co. Act Rel. No. 33204 (Aug. 20, 2018) (Order); Pioneer ILS Interval Fund and Amundi Pioneer Asset Management, Inc., Investment Co. Act Rel. No. 33108 (May 24, 2018) (Notice) and Investment Co. Act Rel. No. 33127 (June 19, 2018) (Order); Angel Oak Strategic Credit Fund and Angel Oak Capital Advisors, LLC Investment Co. Act Rel. No. 33066 (April 5, 2018) (Notice) and Investment Co. Act Rel. No. 33089 (May 1, 2018) (Order); The Relative Value Fund et al., Investment Co. Act Rel. No. 32884 (October 26, 2017) (Notice) and Investment Co. Act Rel. No. 32904 (November 21, 2017) (Order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Investment Co. Act Rel. No. 32865 (October 23, 2017) (Notice) and Investment Co. Act Rel. No. 32901 (November 20, 2017) (Order).

will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its the common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).13 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . .”

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or servicing fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The proposed arrangements would permit a Periodic Repurchase Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Periodic Repurchase Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

[13]	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Periodic Repurchase Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,14 the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.15

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Periodic Repurchase Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Periodic Repurchase Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of common shares with varying distribution arrangements in a single portfolio as they are to open-end funds. Each Periodic Repurchase Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its common shares.

In particular, the Periodic Repurchase Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end load. Differences among classes will, as detailed above, relate largely to differences in distribution arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of common shares without exemptive relief, the Commission has granted specific exemptive relief

[14]

See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

[15]

See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

to similarly-situated closed-end funds.16 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common stock. Therefore, Applicants propose to base the conditions under which the Periodic Repurchase Funds would issue multiple classes of common stock on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Periodic Repurchase Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Periodic Repurchase Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Periodic Repurchase Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.17 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports18 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.19 Each Periodic Repurchase Fund will include these disclosures in its shareholder reports and prospectus.

Each Periodic Repurchase Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Periodic Repurchase Fund. In addition, each Periodic Repurchase Fund will contractually require that any distributor of the Periodic Repurchase Fund’s shares comply with such requirements in connection with the distribution of such Periodic Repurchase Fund’s shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.20 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to OFI Carlyle Private Credit Fund, Pioneer ILS Interval Fund, Angel Oak Strategic Credit Fund, The Relative Value Fund and Blackstone / GSO Floating Rate Enhanced Income Fund.21 In those cases, the

[16]

See OFI Carlyle Private Credit Fund, supra note 12; Pioneer ILS Interval Fund and Amundi Pioneer Asset Management, Inc., supra note 12; Angel Oak Strategic Credit Fund and Angel Oak Capital Advisors, supra note 12; The Relative Value Fund et al., supra note 12; Blackstone / GSO Floating Rate Enhanced Income Fund, et al., supra note 12.

[17]	In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.
[18]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Co.Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).
[19]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Co. Act Rel. No. 26464 (June 7, 2004) (adopting release).
[20]	Fund of Funds Investments, Investment Co. Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.
[21]

See OFI Carlyle Private Credit Fund, supra note 12; Pioneer ILS Interval Fund and Amundi Pioneer Asset Management, Inc., supra note 12; Angel Oak Strategic Credit Fund and Angel Oak Capital Advisors, supra note 12; The Relative Value Fund et al., supra note 12; Blackstone / GSO Floating Rate Enhanced Income Fund, et al., supra note 12.

Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers, respectively, for a portion of their shares, to implement a multiple-class structure. Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system for the Periodic Repurchase Funds.

C.	Early Withdrawal Charge

Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Periodic Repurchase Funds to impose EWCs, which are distribution-related fees payable to the distributor, on shares submitted for repurchase that have been held for less than a specified period. The Periodic Repurchase Funds may seek to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the Act. The Periodic Repurchase Funds would assess EWCs in much the same way open-end funds currently assess CDSLs. As more fully described below, these charges will be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds, which offer their securities continuously, as the Fund will do for its common shares. Any EWC imposed by the Periodic Repurchase Funds will comply with Rule 6c-10 under the Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that “the requirement of [Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition” of CDSLs.22 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds:

[22]	Adopting Release. Rule 23c-3(b)(1) provides in pertinent part:

The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.

Such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the [FINRA] sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].23

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.24 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.25 The best price rules under Rule 23c-1(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.26 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Periodic Repurchase Fund will be treating all similarly situated shareholders the same. Each Periodic Repurchase Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Periodic Repurchase Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs.

As required by Rule 6c-10 for open-end funds, each Periodic Repurchase Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Sales

[23]	Id.
[24]	Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.
[25]	See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.
[26]	See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Periodic Repurchase Fund will pay service and/or distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.27 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.	Waivers of EWCs

Each Periodic Repurchase Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Periodic Repurchase Fund will apply the EWC (and any waivers, scheduled variations, or elimination of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act as if the Periodic Repurchase Funds were open-end investment companies. The shares that benefit from such waivers are less likely to be the cause of rapid turnover in shares of a Periodic Repurchase Fund, particularly where there are also important policy reasons to waive the EWC, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in shares of a Periodic Repurchase Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including for example: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Periodic Repurchase Fund, the waiver of the EWC works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”28 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation “as permitted in amended Rule 22d-1.29 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or

[27]

See OFI Carlyle Private Credit Fund, supra note 12; Pioneer ILS Interval Fund and Amundi Pioneer Asset Management, Inc., supra note 12; Angel Oak Strategic Credit Fund and Angel Oak Capital Advisors, supra note 12; The Relative Value Fund et al., supra note 12; Blackstone / GSO Floating Rate Enhanced Income Fund, et al., supra note 12.

[28]	Investment Co. Act Rel. No. 14390 (February 2, 1985).
[29]	Id.

transactions, provided that the conditions of Rule 22d-1 are satisfied.30 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards. For the reasons stated above, Applicants submit that the exemptions requested under section 6(c) are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

E.	Asset-Based Distribution and Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit a Periodic Repurchase Fund to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose a distribution and/or service fee.31

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

[30]

Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

[31]	Applicants do not concede that Section 17(d) applies to the asset-based distribution and service fees discussed herein, but requests this exemption to eliminate any uncertainty.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each applicable class of shares as if the Periodic Repurchase Fund were an open-end management investment company.

Therefore, the Periodic Repurchase Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,32 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.33

As closed-end management investment companies, the Periodic Repurchase Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Periodic Repurchase Fund’s financing the distribution of its shares should be resolved by the Periodic Repurchase Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Periodic Repurchase Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Periodic Repurchase Funds represent that the Periodic Repurchase Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI. APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Periodic Repurchase Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

[32]	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).
[33]	Id.

VII. CORPORATE ACTION

The Fund’s Agreement and Declaration of Trust empowers the Fund’s Board of Trustees to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Sole Trustee has adopted resolutions, attached as Exhibit A, authorizing the Fund’s officers to file the Application with the Commission.

VIII. CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will insure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.34

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this application have been complied with in accordance with the governing documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Fund’s Sole Trustee are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are 100 Bellevue Parkway, Wilmington, Delaware, 19809 (for the Fund), 55 East 52nd Street New York, New York 10055 (for the Advisor) and 40 East 52nd Street, New York, NY 1002 (for the Distributor) and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

***

[34]

See OFI Carlyle Private Credit Fund, supra note 12; Pioneer ILS Interval Fund and Amundi Pioneer Asset Management, Inc., supra note 12; Angel Oak Strategic Credit Fund and Angel Oak Capital Advisors, supra note 12; The Relative Value Fund et al., supra note 12; Blackstone / GSO Floating Rate Enhanced Income Fund, et al., supra note 12.

BLACKROCK CREDIT STRATEGIES FUND

Dated: January 15, 2019	By:	/s/ Jonathan Diorio
Name: Jonathan Diorio
Title: Vice President

BLACKROCK ADVISORS, LLC

Dated: January 15, 2019	By:	/s/ Jonathan Diorio
Name: Jonathan Diorio
Title: Managing Director

BLACKROCK INVESTMENTS, LLC

Dated: January 15, 2019	By:	/s/ Jonathan Diorio
Name: Jonathan Diorio
Title: Managing Director

EXHIBIT A

Resolutions of the Sole Trustee of

BlackRock Credit Strategies Fund (the “Trust”)

RESOLVED, that the Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Trust, to cause to be prepared, executed, delivered and filed with the Commission an application for an order pursuant to Section 6(c) of the Investment Company Act, for an order granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i) of the Investment Company Act, pursuant to Sections 6(c) and 23(c) of the Investment Company Act for an order granting exemption from Rule 23c-3 under the Investment Company Act, and pursuant to Section 17(d) of the Investment Company Act and Rule 17d-1 promulgated under the Investment Company Act (the “Multi-Class Application”), to permit the Trust to offer investors multiple classes of shares with varying sales loads, asset-based service and/or distribution fees, and/or early repurchase or early withdrawal fees, all as more fully set forth in the draft Multi-Class Application that has been presented to the sole Trustee, and to do such other acts or things and execute such other documents, including amendments to the Multi-Class Application, as they deem necessary or desirable to cause the Multi-Class Application to conform to comments received from the staff of the Commission and otherwise to comply with the Investment Company Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Multi-Class Application;

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Trust, to perform all of the agreements and obligations of the Trust in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Trust thereof.

EXHIBIT B

Verifications of the BlackRock Credit Strategies Fund, BlackRock Advisors, LLC and BlackRock Investments, LLC

The undersigned states that (i) he has duly executed the attached application, dated January 15, 2019, for and on behalf of BlackRock Credit Strategies Fund; (ii) that he is Vice President of BlackRock Credit Strategies Fund; and (iii) all action by board members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: BlackRock Credit Strategies Fund

/s/ Jonathan Diorio
Name: Jonathan Diorio
Title: Vice President

The undersigned states that (i) he has duly executed the attached application, dated January 15, 2019, for and on behalf of BlackRock Advisors, LLC; (ii) that he is a Managing Director of BlackRock Advisors, LLC; and (iii) all action by the persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: BlackRock Advisors, LLC

/s/ Jonathan Diorio
Name: Jonathan Diorio
Title: Managing Director

The undersigned states that (i) he has duly executed the attached application, dated January 15, 2019, for and on behalf of BlackRock Investments, LLC; (ii) that he is a Managing Director of BlackRock Investments, LLC; and (iii) all action by the persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: BlackRock Investments, LLC

/s/ Jonathan Diorio
Name: Jonathan Diorio
Title: Managing Director